

14047992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 201

Washington DC
404

SEC FILE NUMBER
8- 40822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange Street, Suite 729

(No. and Street)

Wilmington   DE   19801

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Donnelly   888-657-5200

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.

(Name – if individual, state last, first, middle name)

105 East Fourth Street, Suite 1500   Cincinnati, OH   45202

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Donnelly _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Coastal Equities, Inc. and Subsidiary
_____ , as
of December 31 _____, 20 13 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Coastal Equities, Inc. and Subsidiary

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Coastal Equities, Inc., and Subsidiary as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coastal Equities, Inc., and Subsidiary as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 27, 2014

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
Page 1 f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | springfield | toledo

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2013

Assets:

Cash and cash equivalents	$	347,185
Accounts receivable:		
Commissions		157,865
Receivable from affiliate		7,692
Rep. reimbursements		22,647
Prepaid expenses		16,244
Investments		23,121
Deposit with correspondent broker		27,844
Equipment and furnishings, at cost less		
accumulated depreciation of $26,820		3,720
	$	606,318

Liabilities and Stockholders' Equity:

Commissions payable	$	302,013
Accrued shareholderr bonus		50,000
Income taxes payable to parent company		46,353
Accounts payable		8,164
Total liabilities		406,530

Stockholders' equity:
  Common stock, $.01 par value -
    Authorized 200,000 shares,

Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		170,247
		199,788
	$	606,318

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business operations
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Delaware, Maryland, Massachusetts, North Carolina, New Hampshire, Pennsylvania, New York, New Jersey, Michigan, Missouri, Arizona, Indiana and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Cash and cash equivalents
The Company considers all bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. No allowance was deemed necessary by management at December 31, 2013.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Property and Equipment
Property and equipment consist mainly of furniture and fixtures that are stated at cost and are being depreciated over estimated useful lives of five to seven years using straight-line methods.

Income taxes
As a wholly owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

Uncertain tax positions
The Company adopted the provisions *Accounting for Uncertainty in Income Taxes*. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2010–2012. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2014, the date these financial statements were available to be issued.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, deposits with corresponding broker and all payables approximated fair value as of December 31, 2013, because of the relatively short maturity of these instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

<u>Fair Value Measurements at Reporting Date Using</u>

	Quoted prices in active markets for identical assets (Level 1)	Total at 12/31/13
Mutual funds	$ 23,088	$ 23,088
Common stocks	33	33
	$ 23,121	$ 23,121

4. LEASE COMMITMENT:

The Company leases its main office facility in Wilmington, Delaware with monthly of $1,688 plus administrative charges through December 2014. Lease expenses associated with the former main office in Cincinnati, Ohio were terminated in July 2013. The Company's future lease commitment under this lease is $20,256 for 2014.

5. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2013, the Company's net capital requirement was $27,116, and its defined net capital and aggregate indebtedness to net capital ratio was $138,089 and 2.94 to 1, respectively.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

6. PROVISION FOR INCOME TAXES:

The income tax provision for income from operations at December 31, 2013 consists of:

Federal	38,950
State and local	7,635
	$ 46,585

7. RELATED PARTY TRANSACTIONS:

Orange Street has two wholly-owned subsidiaries that the Company pays and receives expense reimbursements during the year. The Company paid a net of $12,471 for expense reimbursements to one of these subsidiaries during 2013. Orange Street has 50% ownership of another entity, from which the Company had a receivable in the amount of $7,692 at December 31, 2013.

Coastal Equities, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2013





At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.

Coastal Equities, Inc. and Subsidiary

Independent Accountant's Agreed-Upon Procedures Report
on schedule of assessment and payments (form sipc-7)

December 31, 2013



CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS



Independent Accountant's Agreed-Upon Procedures Report on schedule of assessment and payments (form sipc-7)

To the Board of Directors and Shareholders

Coastal Equities, Inc. and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Coastal Equities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Coastal Equities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Coastal Equities, Inc.'s management is responsible for Coastal Equities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. It was noted that total revenue differed by $27 between these two reports. This difference has no impact on the general assessment;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | springfield | toledo

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. Therefore, this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 27, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

8-40822 FINRA December
Coastal Equities Inc.
1201 N. Orange St, Ste 729
Wilmington, DE 19801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Reiling, 888.657.5200

2. A. General Assessment (item 2e from page 2) $ 2729

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (2206)
      7/31/13
             Date Paid

    C. Less prior overpayment applied   ( )

    D. Assessment balance due or (overpayment)   523

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ 523

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 523

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coastal Equities, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 10 day of February , 20 14 .

General Counsel / CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3993758

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2698475

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   193108

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   2871

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   5311

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 16

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2454

        Enter the greater of line (i) or (ii)   2454

        Total deductions   2902219

2d. SIPC Net Operating Revenues $ 1091539

2e. General Assessment @ .0025 $ 2729

(to page 1, line 2.A.)

2



At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.